Exhibit 3.2

HEALTHAXIS INC.

BYLAW AMENDMENT

(Amendment to the Second Amended and Restated Bylaws)

As Adopted by the Board of Directors on August 8, 2007, and Effective on August 9, 2007

Section 503. Uncertificated Shares. Notwithstanding anything herein to the contrary, any or all classes and series of shares, or any part thereof, may be represented by uncertificated shares, except that shares represented by a certificate that are issued and outstanding shall continue to be represented thereby until the certificate is surrendered to the Corporation. Within a reasonable time after the issuance or transfer of uncertificated shares, the Corporation shall send to the registered owner thereof a written notice containing the information required to be set forth or stated on certificates. Except as otherwise required by law or regulation, the rights and obligations of the holders of shares represented by certificates and the rights and obligations of the holders of uncertificated shares of the same class or series shall be identical.

Section 504. Transfer. Transfers of shares shall be made on the transfer records of the Corporation, if such shares are represented by certificates, upon surrender of the certificates therefor, endorsed by the person named in the certificates or by an attorney lawfully constituted in writing. If such shares are not represented by certificates, transfers of shares shall be made pursuant to such procedures as the Board of Directors shall adopt. Notwithstanding the foregoing, no transfer shall be made inconsistent with the provisions of the Uniform Commercial Code, 13 Pa.C.S. §§ 8101 et seq., and its amendments and supplements or other provisions of law.